UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 49)1

                          DYNACORE HOLDINGS CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26779T 30 8
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Asher B. Edelman,
                                717 Fifth Avenue
                     New York, New York 10022 (212) 371-7711
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 8, 2002
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 20 Pages)
--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 26779T 30 8                    13D             Page 2 of 22 Pages
            -----------

1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Asher B. Edelman
         --------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]


3. SEC USE ONLY


4. SOURCE OF FUNDS*
          Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

NUMBER OF         7.  SOLE VOTING POWER     697,125
                                       ----------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER         697,125
                                            -----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER
                                               --------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         697,125

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [x]

         ----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.0%

14. TYPE OF REPORTING PERSON*
          IN

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 8                    13D             Page 3 of 22 Pages
            -----------

1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Edelman Family Partnership, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]


3. SEC USE ONLY


4. SOURCE OF FUNDS*
         Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7.  SOLE VOTING POWER     46,825
                                       ----------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER         46,825
                                            -----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER
                                               --------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         46,825

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

         ----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .5%

14. TYPE OF REPORTING PERSON*
          PN
*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 8                    13D             Page 4 of 22 Pages
            -----------

1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Irving Garfinkel, as custodian for Christopher Asher Edelman UTMA/NY

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]


3. SEC USE ONLY


4. SOURCE OF FUNDS*
    Not applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

NUMBER OF         7.  SOLE VOTING POWER     19,255
                                       ----------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER         19,255
                                            -----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER
                                               --------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         19,255

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

         ----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .2%

14. TYPE OF REPORTING PERSON*
          IN
*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 8                    13D             Page 5 of 22 Pages
            -----------

1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Michelle Vrebalovich

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]


3. SEC USE ONLY


4. SOURCE OF FUNDS*
         Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

NUMBER OF         7.  SOLE VOTING POWER     205,629
                                       ----------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER         205,629
                                            -----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER
                                               --------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         205,629

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

         ----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.1%

14. TYPE OF REPORTING PERSON*
         IN
*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 8                    13D             Page 6 of 22 Pages
            -----------

1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Edelman Value Fund, Ltd.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]


3. SEC USE ONLY


4. SOURCE OF FUNDS*
         Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands

NUMBER OF         7.  SOLE VOTING POWER
                                       ----------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER   211,197
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER
                                            -----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER 211,197
                                               --------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         211,197

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

         ----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.1%

14. TYPE OF REPORTING PERSON*
          CO
*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 8                    13D             Page 7 of 22 Pages
            -----------

NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON
         Plaza Securities Company

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]


3. SEC USE ONLY


4. SOURCE OF FUNDS*
         Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

NUMBER OF         7.  SOLE VOTING POWER     99,381
                                       ----------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER         99,381
                                            -----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER
                                               --------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         99,381

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

         ----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1%

14. TYPE OF REPORTING PERSON*
          PN

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 8                    13D             Page 8 of 22 Pages
            -----------
1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON
         A.B. Edelman Management Co.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]


3. SEC USE ONLY


4. SOURCE OF FUNDS*
          Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

NUMBER OF         7.  SOLE VOTING POWER     0
                                       ----------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER   0
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER         0
                                            -----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER 212,130 (Shares owned by Canal
Capital Corporation and Edelman Value Partners, L.P.)
-------------------------------------------------------------------------------


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    212,130 (Shares owned by Canal Capital Corporation and Edelman Value Partners, L.P.)
    ---------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

        -----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.1%

14. TYPE OF REPORTING PERSON*
          CO
*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 8                    13D             Page 9 of 22 Pages
            -----------

1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Canal Capital Corporation

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]


3. SEC USE ONLY


4. SOURCE OF FUNDS*
         Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF         7.  SOLE VOTING POWER              82,278
                                       ----------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER            0
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER                  0
                                            -----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER       82,278
                                               --------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         82,278

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
                                               __
         ----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .8%

14. TYPE OF REPORTING PERSON*
          CO

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 8                    13D             Page 10 of 22 Pages
            -----------

1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Edelman Value Partners, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]


3. SEC USE ONLY


4. SOURCE OF FUNDS*
         Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

NUMBER OF         7.  SOLE VOTING POWER     129,852
                                       ---------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER         129,852
                                            -----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER
                                               --------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         129,852

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

         ----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.3%

14. TYPE OF REPORTING PERSON*
          PN
*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 8                    13D             Page 11 of 22 Pages
            -----------
1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Felicitas Partners, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]


3. SEC USE ONLY


4. SOURCE OF FUNDS*
         Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF         7.  SOLE VOTING POWER              1,416
                                       ----------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER
                                            -----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER   1,416
                                               --------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,416

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

         ----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Less than .1%

14. TYPE OF REPORTING PERSON*
          PN
*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 8                    13D             Page 12 of 22 Pages
            -----------
1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON A.B. Edelman Limited Partnership

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]


3. SEC USE ONLY


4. SOURCE OF FUNDS*
         Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF         7.  SOLE VOTING POWER              211,527
                                       ----------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER                  211,527
                                            -----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER
                                              ---------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         211,527

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
                                               __
         ----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.1%

14. TYPE OF REPORTING PERSON*
          PN
*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 8                    13D             Page 13 of 22 Pages
            -----------
1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Canal Corporation Retirement Plan

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]


3. SEC USE ONLY


4. SOURCE OF FUNDS*
         Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

NUMBER OF         7.  SOLE VOTING POWER     27,287
                                       ----------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER         27,287
                                            -----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER
                                               --------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         27,287

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

         ----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .3%

14. TYPE OF REPORTING PERSON*
          EP
*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 8                    13D             Page 14 of 22 Pages
            -----------

1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Datapoint Corporation Supplemental Executive Retirement Plan

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]


3. SEC USE ONLY


4. SOURCE OF FUNDS*
         Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

NUMBER OF         7.  SOLE VOTING POWER     71,253
                                       ----------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER         71,253
                                            -----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER
                                               --------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         71,253

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

         ----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .7%

14. TYPE OF REPORTING PERSON*
          EP
*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 8                    13D             Page 15 of 22 Pages
            -----------


     This Amendment No. 49 to Schedule 13D amends the Schedule 13D filed by Asher B. Edelman, among others, with the Securities and Exchange Commission on January 16, 2001 to (i) add Irving Garfinkel, as custodian for Christopher Asher Edelman UTMA/NY and Michelle Vrebalovich as reporting persons hereunder; (ii) disclose the sale of 20,000 shares of Common Stock (as defined below) of Dynacore Holdings Corporation by Edelman Value Fund, Ltd.; (iii) disclose the bona fide gift of 250,000 shares of Common Stock (as defined below) of Dynacore Holdings Corporation from Mr. Edelman to Edelman Family Partnership, L.P., Mr. Garfinkel, as custodian for Christopher Asher Edelman UTMA/NY and Ms.
Vrebalovich and (iv) restate the holdings of Plaza Securities Company, A.B. Edelman Management Co., Canal Capital Corporation, Edelman Value Partners, L.P., Felicitas Partners, L.P., A.B. Edelman Limited Partnership, Canal Corporation Retirement Plan and Datapoint Corporation Supplemental Executive Retirement Plan.

Item 1.           Security and Issuer.

         This Schedule 13D, as amended, relates to common stock, par value $.01 per share ("Common Stock"), issued by Dynacore Holdings Corporation (f/k/a Datapoint Corporation) (the "Issuer" or the "Company"), whose principal domestic executive offices are at 9901 IH 10 West, Suite 800, San Antonio, Texas 78230.

Item 2.           Identity and Background.

     The persons filing this Schedule 13D (the "Reporting Persons") are Asher B. Edelman, Irving Garfinkel, as custodian for Christopher Asher Edelman UTMA/NY, Edelman Family Partnership, L.P., Edelman Value Fund, Ltd., Michelle Vrebalovich, Plaza Securities Company, A.B. Edelman Management Co. Inc., Canal Capital Corporation, Edelman Value Partners, L.P., Felicitas Partners, L.P., A.B. Edelman Limited Partnership, Canal Corporation Retirement Plan and Datapoint Corporation Supplemental Executive Retirement Plan.

         Mr. Edelman's business address is 717 Fifth Avenue, New York, New York 10022 and his present principal occupation is Chief Executive Officer of the Company.

         Mr. Garfinkel's business address is 717 Fifth Avenue, New York, New York 10022 and his present principal occupation is self-employed investment manager.

         Edelman Family Partnership, L.P.'s, a Delaware limited partnership, principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. Mr. Edelman, Mr. Garfinkel and Gerald Agranoff are denominated as the general partners for Edelman Family Partnership, L.P. Mr. Agranoff's business address is 717 Fifth Avenue, New York, New York 10022 and his principal occupation is self-employed investment manager.

CUSIP No. 26779T 30 8                    13D             Page 16 of 22 Pages
            -----------
         Edelman Value Fund, Ltd.'s, a British Virgin Islands corporation, principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. Asher B. Edelman and Associates LLC, a limited liability corporation organized under the laws of Turks and Caicos, is denominated as the business manager for Edelman Value Fund, Ltd. Asher B. Edelman and Associates LLC's principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. Mr. Edelman, Mr. Garfinkel, Mr. Agranoff and Sebastiano Andina are denominated as the general partners of Asher B. Edelman and Associates LLC. Mr. Andina's business address is 717 Fifth Avenue, New York, New York 10022 and his principal occupation is self-employed investment manager.

         Ms. Vrebalovich's residential address is 8 E. 63rd Street, New York, New York 10021 and her present occupation is owner of Traffic, Inc., whose principal business address is 648 Broadway, New York, New York 10012.

         Plaza Securities Company's, a New York partnership, principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. Messrs. Edelman, Agranoff and Garfinkel are denominated as the general partners of Plaza Securities Company.

         A.B. Edelman Management Co. Inc.'s., a New York corporation, principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. Mr. Edelman is the sole stockholder and director and also is an executive officer along with Messrs. Agranoff and Garfinkel of A.B Edelman Management Co. Inc.

         Canal Capital Corporation's, a Delaware corporation, principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. Mr. Edelman, Mr. Agranoff and Michael E. Schultz are directors and Mr. Schultz and Reginald Schauder are executive officers of Canal Capital Corporation. Mr. Schultz's business address is 717 Fifth Avenue, New York, New York 10022 and his principal occupation is self-employed investment manager. Mr. Schauder's business address is 717 Fifth Avenue, New York, New York 10022 and his principal occupation is self-employed investment manager.

     Edelman Value Partners, L.P.'s, a Delaware limited partnership, principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. A.B. Edelman Management Co. Inc. is denominated as the general partner of Edelman Value Partners, L.P.

CUSIP No. 26779T 30 8                    13D             Page 17 of 22 Pages
            -----------
     Felicitas Partners, L.P.'s, a Delaware limited partnership, principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. Mr. Edelman and Citas Partners are denominated as the general partners of Felicitas Partners, L.P. Citas Partners', a New York partnership, principal business address is 717 Fifth Avenue, New York, New York 10022 and its principal business is investment management. Mr. Edelman and A.B. Edelman Management Co. Inc. are denominated as partners of Citas Partners.

         A.B. Edelman Limited Partnership's, a Delaware limited partnership, principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. Mr. Edelman is denominated as the general partner of A.B. Edelman Limited Partnership.

         Canal Corporation Retirement Plan's, a New York employee benefit plan, principal business is to pay retirement benefits to former employees of Canal Corporation and its principal business address is 717 Fifth Avenue, New York, New York 10022. Messrs. Edelman and Schultz are the trustees for Canal Corporation Retirement Plan.

         Datapoint Corporation Supplemental Executive Retirement Plan's, a New York employee benefit plan, principal business is to pay retirement benefits to former executives of Datapoint Corporation and its principal business address is 717 Fifth Avenue, New York, New York 10022. Mr. Agranoff is the trustee for Datapoint Corporation Supplemental Executive Retirement Plan.

         During the last five years none of Messrs. Edelman, Garfinkel (as custodian for Christopher Asher Edelman UTMA/NY), Agranoff, Andina, Schultz, Schauder, Ms. Vrebalovich, Edelman Value Fund, Ltd., Edelman Family Partnership, L.P., Asher B. Edelman and Associates LLC, Plaza Securities Company, A.B. Edelman Management Co. Inc., Canal Capital Corporation, Edelman Value Partners, L.P., Felicitas Partners, L.P., A.B. Edelman Limited Partnership, Citas Partners, Canal Corporation Retirement Plan or Datapoint Corporation Supplemental Executive Retirement Plan have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All of the individual Reporting Persons are citizens of the United States of America.

CUSIP No. 26779T 30 8                    13D             Page 18 of 22 Pages
            -----------
Item 3.           Source and Amount of Funds or Other Consideration.

     The shares disposed of by Mr. Edelman and received by Edelman Family Partnership, L.P., Mr. Garfinkel, as custodian for Christopher Asher Edelman UTMA/NY and Ms. Vrebalovich were a bona fide gift from Mr. Edelman to Edelman Family Partnership, L.P., Mr. Garfinkel, as custodian for Christopher Asher Edelman UTMA/NY and Ms. Vrebalovich.

Item 4.           Purpose of Transaction

     The securities were acquired by the donees as a bona fide gift from Mr. Edelman. The purpose of the holding of shares of Common Stock by Mr. Edelman and the other reporting persons is for investment. Mr. Edelman has been Chairman of the Company's Board of Directors and Chief Executive Officer of the Company since February 1993.

         The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon various factors, including the Company's Business affairs and financial position, the price levels of the shares of the Common Stock, and conditions in the securities markets and general economic and industry conditions, will take such actions with respect to its respective investment in the Company as it deems appropriate in light of the circumstances existing from time to time. Such actions may include the acquisition of additional shares of the Common Stock through the open-market or in privately negotiated transactions to one or more purchasers under appropriate circumstances.

         Except as set forth above, Messrs. Edelman, Garfinkel (as custodian for Christopher Asher Edelman UTMA/NY), Agranoff, Andina, Schultz, Schauder, Ms. Vrebalovich, Edelman Value Fund, Ltd., Edelman Family Partnership, L.P., Asher
B. Edelman and Associates LLC, Plaza Securities Company, A.B. Edelman Management Co., Canal Capital Corporation, Edelman Value Partners, L.P., Felicitas Partners, L.P., A.B. Edelman Limited Partnership, Citas Partners, Canal Corporation Retirement Plan or Datapoint Corporation Supplemental Executive Retirement Plan do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or in dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange of 1934, as amended; or (j) any action similar to any of those enumerated above. The Reporting Persons may formulate plans or proposals with respect to one or more of the foregoing in the future.

CUSIP No. 26779T 30 8                    13D             Page 19 of 22 Pages
            -----------
Item 5.           Interest in Securities of the Issuer.

         3. Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

         (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each person referred to herein is based upon 10,000,000 shares of Common Stock outstanding as of November 8, 2002, based upon information received from the Issuer.

         As of the close of business on November 8, 2002:

         (i) Plaza Securities Company ("Plaza") owns 99,381 shares of Common Stock constituting approximately 1% of the Common Stock outstanding;

         (ii) A.B. Edelman Management Co., Inc. ("Edelman Management") owns no shares of Common Stock. As investment manager for Canal Capital Corporation ("Canal") and as sole general partner of Edelman Value Partners, L.P., Edelman Management may be deemed, by the provisions of Rule 13d-3, to be the beneficial owner of 82,278 shares of Common Stock owned by Canal and the 129,852 shares of Common Stock owned by Edelman Value Partners, L.P., totaling 212,130 beneficially owned shares. Such shares constitute approximately 2.1% of the Common Stock outstanding.

         (iii) Canal Capital Corporation ("Canal") owns 82,278 shares of Common Stock constituting approximately.8% of the Common Stock outstanding.

         (iv) Edelman Value Partners, L.P. owns 129,852 shares of Common Stock constituting approximately 1.3% of the Common stock outstanding.

         (v) Edelman Value Fund, Ltd. owns 211,197 shares of Common Stock constituting 2.1% of the Common Stock outstanding.

         (vi) Felicitas Partners, L.P. owns 1,416 shares of Common Stock constituting less than .1% of the Common Stock outstanding.

         (vii) A.B. Edelman Limited Partnership owns 211,527 shares of Common Stock constituting 2.1% of the Common Stock outstanding.

         (viii) The Uniform Gifts to Minors accounts for Mr. Edelman's three (3) daughters for which he is custodian own a total of 4,728 shares of Common Stock constituting less than .1% of the Common Stock outstanding.

CUSIP No. 26779T 30 8                    13D             Page 20 of 22 Pages
            -----------
         (ix) Edelman Family Partnership, L.P. owns 46,825 shares of Common Stock constituting approximately .5% of the Common Stock outstanding.

         (x) Michelle Vrebalovich, Mr. Edelman's spouse, owns 205,629 shares of Common Stock constituting approximately 2.1% of the Common Stock outstanding.

         (xi) The Uniform Gifts to Minors account for Mr. Edelman's son for which Irving Garfinkel is custodian owns a total of 19,255 shares of Common Stock constituting .2% of the Common Stock outstanding.

         (xii) Asher B. Edelman owns 1,125 shares of Common Stock in a Keough plan. He also directly owns 696,000 shares of Common Stock. By reason of the provisions of Rule 13d-3, Mr. Edelman may be deemed to own beneficially the 1,709,213 shares of Common Stock beneficially owned by the foregoing persons and himself, constituting approximately 17.1% of the Common Stock outstanding.

         (xiii) The Canal Corporation Retirement Plan owns 27,287 shares of Common Stock constituting approximately .3% of the Common Stock outstanding.

         (xiv) The Datapoint Corporation Supplemental Executive Retirement Plan ("Datapoint Plan") owns 71,253 shares of Common Stock constituting .7% of the Common Stock outstanding.

         (xv) Certain other persons who are related to, affiliated with or customers of Mr. Edelman own Common Stock but are not members of the group of reporting persons due to the absence of voting or dispositive power over such shares. Such persons include: (A) Penelope Edelman, Mr. Edelman's former wife, who owns 411 shares of Common Stock constituting less than .1% shares of Common Stock outstanding; (B) Three Uniform Gifts to Minors Accounts for the benefit of children of Mr. Edelman, of which Mr. Edelman's former wife is custodian, own 13,172 shares of Common Stock constituting approximately .1% of the Common Stock outstanding;

         (xvi) To the best knowledge of the Reporting Persons, certain directors, officers and/or general partners of the Reporting Persons own the following amounts of Common Stock (based upon information reported by the Company or such individuals in public filings): (A) Gerald N. Agranoff, a director of Canal, a general partner of Edelman Family Partnership, and a Trustee of the Datapoint Plan, currently owns 6,618 shares of Common stock, constituting less than .1% of the outstanding shares; and (B) Irving Garfinkel, a general partner of Plaza, a general partner of Edelman Family Partnership, an executive officer of Edelman Management and a Trustee of the Datapoint Plan currently owns 1,481 shares of Common Stock, constituting less than .1% of the outstanding shares. Mr. Edelman expressly disclaims ownership of the foregoing shares.

CUSIP No. 26779T 30 8                    13D             Page 21 of 22 Pages
            -----------
         (c) Other than as reflected above, there were no transactions in the Common Stock within the 60 days preceding this Amendment by the Reporting Persons and, to the best knowledge of the Reporting Persons, by the other named individuals and entities above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Not applicable.

Item 7.           Material to be Filed as Exhibits.

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:            November 27, 2002


                                   By: /s/ Asher B. Edelman
                                   ----------------------------------------
                                   Asher B. Edelman, individually and as
                                   attorney-in-fact for each of Plaza Securities Company, Canal Capital Corporation, A.B. Edelman Limited Partnership, Edelman Value Partners, L.P., Felicitas Partners, L.P., A.B. Edelman Management Co., Inc., Regina
                                   M. Edelman, Canal Capital Corporation
                                   Retirement Plan, Datapoint Corporation
                                   Supplemental Executive Retirement Plan,
                                   Edelman Family Partnership Fund, L.P. and
                                   Edelman Value Fund, Ltd. under powers of
                                   attorney.


                                   By: /s/ Michelle Vrebalovich
                                           Michelle Vrebalovich


                                   By: /s/ Irving Garfinkel
                                           Irving Garfinkel, as Custodian for
                                           Christopher Asher Edelman UTMA/NY